EXHIBIT 4.5
                              MANAGEMENT AGREEMENT


MANAGEMENT AGREEMENT (the "AGREEMENT") entered into as of the 1st day of January, 2004, by and among BOS BETTER ONLINE SOLUTIONS LTD., a company incorporated under the laws of the State of Israel, maintaining its principal place of business at Rabin House, Teradyon Industrial Park, Misgav (the "COMPANY"), ADIV BARUCH, Israeli I.D. number 057671398, residing at 9 Avigdor St. Tel-Aviv, Israel ("BARUCH"), and SIGNUM LTD., a company incorporated under the laws of the State of Israel, and maintaining its principal place of business at 22 Maskit Street, Herzliya, Israel (the "Contractor").

WHEREAS The Company desires to engage the Contractor to provide management services as described below and the Contractor desires to provide such services, according to the terms and conditions hereinafter set forth.

NOW, THEREFORE, it is hereby agreed as follows:

1.   ENGAGEMENT

     (a) The Company agrees to engage the Contractor and the Contractor agrees to be engaged by the Company on the terms and conditions set out in this Agreement.

     (b) The Contractor shall provide management services exclusively through Baruch, who shall serve in the capacity of President and Chief Executive Officer of the Company. Baruch shall perform the duties, undertake the responsibilities and exercise the authority customarily performed, undertaken and exercised by persons situated in a similar capacity, subject to the direction of the Board of Directors of the Company. Baruch shall report regularly to the Board of Directors with respect to his activities. Without limitations to the above, Baruch shall also participate in the marketing activities of the Company's Subsidiary, BOScom Ltd., as directed by the Company's Board of Directors.

     (c) During the term of this Agreement, Baruch shall not be engaged in employment or perform management services for any third party, without the prior written consent of the Company.


2.   STOCK OPTION GRANT

     (a) The Company hereby undertakes to grant to the Contractor, as soon as practicable, an Option (the "OPTION") to purchase 216,282 Ordinary Shares of the Company, NIS4.00 par value each ("ORDINARY SHARES") equal to five percent (5%) of the Company's issued and outstanding share capital, on a fully diluted and as converted basis, on November 23, 2003. The Contractor shall enter into the Company's standard Stock Option Agreement and the grant of the Option hereunder shall be subject to the terms and conditions set forth in the Company's 2003 Israeli Share Options Plan (the "PLAN"). The Options shall be granted pursuant to Section 3(i) of the Income Tax Ordinance. The Contractor shall be subject to the Company's Trading Windows policy.


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     (b)  The Option shall vest and become exercisable in 36 equal monthly installments of 1/36 of the aggregate number of Ordinary Shares subject to the Option (fractions shall be rounded up) at the end of each month following the date of grant and shall be exercisable by the Contractor at any time during a period of ten (10) years from the date of adoption of the Plan, subject however to the provisions of the Company's Stock Option Agreement and Plan. The exercise price of the Option shall be $3 per Ordinary Share.

     (c) The Company undertakes that all Ordinary Shares issued to the Contractor upon exercise of the Option shall be duly authorized and validly issued, fully paid and nonassessable, free and clear of liens, claims, charges, encumbrances, and any third party rights, options to purchase, proxies, voting agreements, calls or commitments of every kind.

     (d) Notwithstanding the foregoing, the Option shall immediately vest and become exercisable with respect to the aggregate number of Ordinary Shares subject to the Option upon (a) the occurrence of a merger, reorganization, or sale of the Company or a sale all or substantially all of the Company's shares or assets or (b) upon the termination by the Company of this Agreement other than for Cause, provided however that no such immediate vesting shall occur in the event of termination due to failure of Baruch to reach the annual goals set by the Company's Board of Directors.

     (e) The Contractor will have PRO RATA preemptive rights (taking into account all of the Ordinary Shares subject to the Option as if the Option had vested and the Contractor had exercised such Option with respect to all of the Ordinary Shares subject to such Option) with regard to any future issuance of securities of the Company, made at a price per Ordinary Share of no less than $3.00, on the same price and other terms and conditions as such issuance, other than issuances of:
          (i) Ordinary Shares or options to purchase Ordinary Shares issued to employees, directors and/or consultants and approved by the Company's Board of Directors; (ii) Ordinary shares issued as dividends, (iii) securities issued pursuant to a stock split or other reclassification,
          (iv) securities issued pursuant to a business or asset acquisition or other similar transaction, (v) securities issued to a strategic partner, as designated by the Company's Board of Directors. The Contractor's right hereunder shall expire upon termination of this Agreement for any reason whatsoever.


3.   MANAGEMENT FEES

     (a) MONTHLY MANAGEMENT FEE. In consideration for the services provided to the Company hereunder, the Company agrees to pay the Contractor and the Contractor agrees to accept a monthly gross management fee (the "MANAGEMENT FEE") in an amount equal to NIS 79,698, plus Value Added Tax, based on a NIS - US Dollar exchange rate of NIS4.4 to 1 US Dollar. The Management Fee shall be adjusted at the beginning of every calendar quarter in accordance with the NIS - US Dollar exchange rate on the last day of the previous quarter.

     (b) PAYMENT PROCEDURES. At the beginning of each calendar month, the Contractor shall provide the Company with an itemized invoice detailing the services rendered to the Company and the Management Fee due the Contractor therefor. The Company shall pay the Management Fee to the Contractor within 5 business days from its receipt of said invoice. All payments required to be made by the Company to the Contractor hereunder (other than as required by applicable tax laws) will be made by wire transfer to the Contractor's bank account number 646665 at Bank Mizrachi of Israel, Branch 410, Israel.


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     (c)  In connection with the preparation by the Board of Directors of the annual work plan and budget of the Company, the Board of Directors shall annually establish an annual bonus to be paid to the Contractor provided that the Contractor shall have satisfied or exceeded the goals or milestones established by the Board of Directors for the respective year.

     (d) OUT OF POCKET EXPENSES. The Company shall pay or reimburse the Contractor for all reasonable expenses incurred by the Contractor in discharge of its responsibilities hereunder, whether in Israel or outside Israel, including costs related to the lease, under the Company's operative leasing plan, of an automobile (mutually agreed on by the Company and Contractor) for Baruch's use and costs of a dedicated telephone line and cellular telephone (including usage charges) both telephones to be used exclusively by Baruch. The Company shall obtain a Company credit card for the use of Baruch in discharge of his responsibilities hereunder.

4.   TERM AND TERMINATION OF AGREEMENT

     (a) Contractor's engagement under this Agreement shall commence as of January 1, 2004 and shall end on the earliest of: (i) the death or Disability (as defined herein) of Baruch; (ii) the termination of the Contractor's engagement as provided below.

          The term "DISABILITY" shall mean: any physical or mental illness or injury as a result of which Baruch remains absent from work for a period of three (3) successive months. Disability shall be deemed to have occurred upon the end of such three-months period.

     (b) The Company may terminate this Agreement without Cause (as defined below) at any time upon written notice of one hundred eighty (180) days to the Contractor, and the Contractor may terminate this Agreement at any time upon written notice of thirty (30) days (each such period, the "NOTICE PERIOD") specifying the effective date of termination (such date, and the date of termination pursuant to sub-Section (d) below, the "TERMINATION DATE").

     (c) During such Notice Period (except in the event of termination for Cause) the Contractor shall be entitled to Management Fees pursuant to
          Section 3.

     (d) Notwithstanding the above, The Company may, at any time, terminate this Agreement with Cause upon written notice to Contractor.

     (e) The term "Cause" shall mean: (a) Contractor's or Baruch's material breach of trust and/or fiduciary duties including but not limited to prohibited disclosure to unauthorized persons or entities of confidential or proprietary information of or relating to the Company,
          (b) Contractor's or Baruch's material breach of the terms of this Agreement; or (c) conviction of Baruch and/or a principal of the Contractor for the commission of a felony.

     (f) During the period following notice of termination by any party, Baruch shall transfer his position to his replacement in an orderly and complete manner and shall return to the Company all documents, professional literature and equipment belonging to the Company, which may be in his possession at such time.


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5.   COMPETITIVE ACTIVITY


     During the term of this Agreement and until 12 months thereafter, Contractor and/or Baruch will not directly or indirectly:

     (a) Carry on or hold an interest in any company, venture, entity or other business (other than a minority interest in a publicly traded company), which competes with the products or services of the Company or its subsidiaries, including those products or services contemplated in a plan adopted by the Board of Directors of the Company or its subsidiaries (a "competing business");

     (b) Act as a consultant, executive, officer, employee, agent, or in any managerial or other capacity in a competing business or supply, in competition with the Company or its subsidiaries, services ("restricted services") to any person who was provided with services by the Company or its subsidiaries at any time during the twelve (12) months immediately prior to the Termination Date;

     (c) Solicit, canvass or approach or endeavor to solicit, canvass or approach any person who, was provided with services by the Company or its subsidiaries at any time during the twelve (12) months immediately prior to the Termination Date, for the purpose of offering restricted services or products which compete with the products supplied by the Company or its subsidiaries at the Termination Date; or

     (d) Employ, solicit or entice away or endeavor to solicit or entice away from the Company or its subsidiaries any person employed by the Company or its subsidiaries any time during the twelve (12) months immediately prior to the Termination Date with a view to inducing that person to leave such employment and to act for another employer in the same or a similar capacity.

     (e) If any one or more of the terms contained in this Section 5 shall, for any reason, be held to be excessively broad with regard to time, geographic scope or activity, such term shall be construed in a manner to enable it to be enforced to the maximum extent compatible with applicable law. The Contractor and Baruch acknowledge that the Company has entered into this Agreement in reliance on the undertakings set forth in this Section 5, and that given Baruch's access to information regarding the Company and its position, the provisions of Section 5 are reasonable and necessary to protect Company's business and the rights of the parties hereto. The Contractor and Baruch further acknowledge that the terms herein and the Management Fee payable to the Contractor by the Company include fair and reasonable consideration for Contractor's and Baruch's non-competition undertakings herein.


6.   CONFIDENTIALITY


     Contractor and Baruch acknowledge that this Agreement creates a relationship of confidence and trust between the Contractor and/or Baruch and the Company with respect to any information: (i) applicable to the business of the Company; or (ii) applicable to the business of any supplier, client or customer of the Company, which may become known or learned by Baruch, the Contractor, its directors, officers, controlling shareholders, and employees during the term of this Agreement.


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     For the Purposes of this Agreement, "Confidential Information" shall mean the following: (i) information that has been created, discovered, developed, or otherwise become known to the Company (including without limitation information created, discovered, developed, or made known by Baruch and/ or the Contractor, its directors, officers, controlling shareholders, and employees during the term of this Agreement, arising out of the Contractor's engagement by the Company or disclosed by the Baruch and/or the Contractor, its directors, officers, controlling shareholders, and employees to the Company prior to the date hereof) or in which proprietary rights have been assigned or otherwise conveyed to the Company, including but not limited to trade secrets, processes, formulas, data, know-how, improvements, inventions, techniques, business and marketing plans, strategies, forecasts, and customer lists ("Proprietary Information"); (ii) information that is disclosed in the furtherance of the business of the Company including, without limitation, the area of activity in which the Company is involved, the Company's technical, business and financial information, documentation, records, files, memoranda, reports, drawings, plans, price lists, customer lists, and the like; (iii) information that contains financial projections and forecasts concerning developments of the Company's future business; and (iv) any other information of a confidential nature relating to the Company. For the purpose of this Section 6 references to the Company shall include also the Company's subsidiaries.

     Baruch, the Contractor, its directors, officers, controlling shareholders, and employees shall treat all Confidential Information as follows:

     (a) Use all Confidential Information received solely in furtherance of the business of the Company;

     (b) Take strict precautions to maintain the confidentiality of all Confidential Information received from the date of receipt, and take appropriate action, by instruction, agreement or otherwise with any person permitted access to any Confidential Information received, to ensure that the Contractor will be able to satisfy its obligations under this Agreement;

     (c) Refrain from copying or disclosing any Confidential Information to any unauthorised third party;

     (d) Upon the written request of the Company, promptly destroy or return to the Company any and all copies on any media containing Confidential Information.

     In the event of termination of this Agreement, the Contractor and/or Baruch will deliver to the Company all documents and data of any nature pertaining to its engagement with the Company, and the Contractor and/or Baruch will not retain any documents or data of any description or any reproduction of any description containing or pertaining to any Proprietary Information or other Confidential Information.


7.   OWNERSHIP OF INVENTIONS AND WORK PRODUCT


     The Contractor and/or Baruch will promptly disclose to the Company, or any persons designated by it, all improvements, inventions, formulae, ideas, processes, techniques, know-how and data, whether or not patentable or otherwise registerable, made or conceived or reduced to practice or learned by Baruch, the Contractor, its directors, officers, controlling shareholders, and employees, either alone or jointly with others, during the term of this Agreement, prior thereto (to the extent that the same is related to or useful in the business of the Company) or as a result of tasks assigned by the Company or as a result of the use of premises and/or equipment owned, leased, or contracted for by the Company (all such improvements, inventions, formulas, processes, techniques, know-how, and data are hereinafter referred to as "Inventions").


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     The Contractor and/or Baruch agree that all Inventions are and shall be the sole property of the Company and its assigns, and the Company and its assigns shall be the sole owner of all patents and other rights in connection with such Inventions. The Contractor and/or Baruch hereby assign to the Company any rights the Contractor and/or Baruch may have or acquire (if any) in such Inventions. The Contractor and/or Baruch further agree to assist the Company in every reasonable and proper way (at the Company's expense) to obtain and from time to time enforce patents on such Inventions in any and all countries, including the execution of all documents required in applying for and enforcing patents on such Inventions, as the Company may desire, together with any assignments of such Inventions to the Company or persons designated by it. Such assistance shall include, without limitation, the execution and delivery of any requested affidavits and documents of assignment and conveyance and the provision of testimony in connection with any proceeding affecting the right, title or interest of the Company in any Invention. The Contractor's and/or Baruch's obligation to assist the Company in obtaining and enforcing patents for such Inventions in any or all countries shall continue beyond the term of this Agreement, but the Company shall compensate the Contractor at a reasonable rate for time actually spent by Baruch, after termination and at the Company's request, in rendering such assistance.


8.   REPRESENTATIONS AND WARRANTIES

     a. Baruch, the Contractor, its directors, officers, controlling shareholders, and employees shall inform the Company, immediately upon becoming aware of every matter in which such person or, if applicable, a member of his immediate family has a personal interest which might, in such person's reasonable opinion, create a conflict of interests with the Contractor's duties under this Agreement.

     b. Contractor represents and warrants that it is a corporation duly organized and validly existing under the laws of the State of Israel. Contractor has all requisite power and authority to execute, deliver and perform this Agreement, and to consummate the transactions contemplated hereby. This Agreement constitutes valid and legally binding obligations of Contractor, enforceable against it in accordance with its terms.

     c. Each of Baruch and the Contractor represents and warrants that the execution and delivery of this Agreement and the fulfilment of the terms hereof will not constitute a default under or breach of any agreement or other instrument to which it is a party or by which it is bound, including without limitation, any confidentiality or non competition agreement, and do not require the consent of any person or entity.


9.   NOTICES


     For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or sent by registered mail, postage prepaid, addressed to the respective addresses set forth below or last given by each party to the other, except that notice of change of address shall be effective only upon receipt.


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     The initial addresses of the parties for purposes of this Agreement shall be as follows:



        The Company:              Rabin House, Teradyon Industrial Park, Misgav


        The Contractor:           22 Maskit Street  Herzliya



10.  INDEPENDENT CONTRACTOR

     a. The Contractor will serve as an independent contractor to and not as an agent or employee of the Company or any of its affiliates. The Contractor will be solely responsible for any and all taxes and other such assessments made or imposed by any governmental authority in connection with the any payments made by the Company pursuant to this Agreement. In the event that pursuant to any law or regulation, tax is required to be withheld at source from any payment made to Contractor, the Company shall withhold said tax at the rate set forth in the certification issued by the appropriate taxing authority and provided to Company by the Contractor, or in the absence of such certification, at the Contractor or at the rate determined by said law or regulation.

     b. Contractor undertakes to maintain a proper set of accounting books as required by law, to open and/or maintain a file with the Israeli Income Tax Authorities and with the Israel National Insurance Institute and to pay all required taxes and make other compulsory payments in accordance with the law.

     c. It is agreed between the parties that in the event that, despite the aforestated, as a result of demand and/or request of the Contractor, Baruch, any of his representatives, his successors, or any person or entity acting on Baruch's behalf or for Baruch's benefit, a duly authorized legal body or other authorized forum, orders the Company to grant Baruch the rights and privileges of a salaried employee for the services rendered in accordance with this Agreement, the following provisions shall apply:

               (i) For the period as to which it is determined than an employer-employee relationship existed between the Company and the Baruch (the "Relevant Period") Baruch's total monthly salary shall be that sum which is equal to 55% of the monthly Management Fees (not including Value Added Tax) which the Contractor actually received during the Relevant Period (the "Monthly Wage") together with any applicable Tosefet Yoker increase, to the extent that such increase has been applied to all salaried employees of the Company.

               (ii) The Contractor shall immediately return to the Company all amounts paid to it in excess of the Monthly Wage for the Relevant Period, linked to the Consumer Price Index from the date of payment by the Company up to the date of return by the Contractor. It is hereby expressly agreed that any further payment by the Company to Contactor/Baruch shall be contingent on the full repayment of the aforementioned amounts.

               (iii) The aforesaid shall also be deemed as a settlement and admission of payment for purposes of Section 29 of the Severance Pay Law- 1963.


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11.  MISCELLANEOUS

     a. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by the Contractor, Baruch and the Company. No waiver by any party hereto at any time of any breach by any other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

     b. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

     c. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

     d. This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof, provided however that this Agreement is subject to and contingent upon the approval by the Company's Audit Committee, Board of Directors and Shareholders. In the event such approval is not obtained, this Agreement shall be deemed null and void.

     e. This Agreement shall be binding upon and shall inure to the benefit of the Company, its successors and assigns, and the Company shall require such successor or assign to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession or assignment had taken place. The term "SUCCESSORS AND ASSIGNS" as used herein shall mean a corporation or other entity acquiring all or substantially all the assets and business of the Company (including this Agreement) whether by operation of law or otherwise.

     f. Each of Contractor and/or Baruch undertakes not to assign any of its rights and obligations hereunder without the prior written consent of Company, and any attempt to assign without such consent shall be null and void.

     g. The provisions of Sections 5, 6, 7 and 10 of this Agreement shall survive the rescission or termination, for any reason, of this Agreement.

     h. The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.



IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.


BOS BETTER ONLINE SOLUTIONS LTD.                    SIGNUM LTD.

By: ____________                                    By: ____________

Title: _________                                    Title: _________



________________
ADIV BARUCH



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